UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(Rule 13e-4)
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR SECTION 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
Accretive Health, Inc.
(NAME OF SUBJECT COMPANY (ISSUER) AND FILING PERSON (OFFEROR))

Common Stock, $0.01 par value
(TITLE OF CLASS OF SECURITIES)

00438V 103
(CUSIP NUMBER OF CLASS OF SECURITIES)

Accretive Health, Inc.
401 North Michigan Avenue
Suite 2700
Chicago, Illinois 60611
Attention: Corporate Secretary
(312) 324-7820
(NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE
NOTICES AND COMMUNICATIONS ON BEHALF OF THE FILING PERSON)

COPY TO:
Robert M. Hayward, P.C.
Kirkland & Ellis LLP
300 North LaSalle
Chicago, Illinois 60654

CALCULATION OF FILING FEE

TRANSACTION VALUATION	AMOUNT OF FILING FEE*
N/A	N/A

*Pursuant to General Instruction D to Schedule TO, a filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of a tender offer.

☐
Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	N/A	Filing party:	N/A
Form or Registration No.:	N/A	Date Filed:	N/A

☑
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer. Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1
☑	issuer tender offer subject to Rule 13e-4
☐	going private transaction subject to Rule 13e-3
☐	amendment to Schedule 13D under Rule 13d-2

Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.		☐
If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:
☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

On October 5, 2016, Accretive Health, Inc. (the “Company”) filed a preliminary proxy statement for the Annual Meeting of Stockholders of the Company (the “Preliminary Proxy Statement”), which contains a proposal submitted to the Company’s stockholders to approve a stock option exchange program for employees and directors of the Company (the “Stock Option Exchange Program”).  In connection with the Stock Option Exchange Program, the Company is filing herewith the Preliminary Proxy Statement.
The communication attached as an exhibit to this Schedule TO does not constitute an offer to holders of the Company’s outstanding stock options to exchange those options. The proposed Stock Option Exchange Program will only be consummated, if commenced at all, if the Company’s stockholders approve the proposed Stock Option Exchange Program.
The Stock Option Exchange Program has not yet commenced. The Company will file a Tender Offer Statement on Schedule TO with the Securities and Exchange Commission (“SEC”) upon the commencement of the Stock Option Exchange Program. Persons who are eligible to participate in the Stock Option Exchange Program should read the Tender Offer Statement on Schedule TO and other related materials when those materials become available, because they will contain important information about the Stock Option Exchange Program.
In connection with the proposal to be voted on by the Company’s stockholders to approve the Stock Option Exchange Program, the Company has filed the Preliminary Proxy Statement with the SEC and intends to file other relevant materials with the SEC, including a definitive proxy statement. The Company’s stockholders are urged to read such materials as and when they become available and before making any voting decision regarding the Stock Option Exchange Program, because they will contain important information about the proposal to be voted on by stockholders with respect to the Stock Option Exchange Program.

The Company’s stockholders and option holders will be able to obtain the written materials described above and other documents filed by the Company with the SEC free of charge from the SEC’s website at www.sec.gov. In addition, stockholders and option holders may obtain free copies of the documents filed by the Company with the SEC by directing a written request to: Accretive Health, Inc., Attention: Office of Investor Relations, 401 North Michigan Avenue, Suite 2700, Chicago, Illinois 60611.

Item 12. Exhibits.

Exhibit Number	Description
99.1	Preliminary Proxy Statement for the 2016 Annual Meeting of Stockholders (filed with the SEC on October 5, 2016 and incorporated herein by reference).